NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI TAIWAN BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES NANETTE C. HEIDE DIRECT DIAL: +1 212 692 1003 PERSONAL FAX: +1 212 202 5334 E-MAIL: ncheide@duanemorris.com www.duanemorris.com	ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

May 24, 2017

VIA EDGAR AND E-MAIL

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:                             Four Springs Capital Trust
Registration Statement on Form S-11
Submitted May 24, 2017
CIK No. 0001558536

Dear Ms. McManus:

On behalf of Four Springs Capital Trust (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 18, 2017 with respect to Amendment No. 2 to the Company’s draft Registration Statement on Form S-11, which was confidentially submitted to the Commission on Form S-11 (CIK No. 0001558536) on May 2, 2017 (“Amendment No. 2”).  The Company is concurrently filing a Registration Statement on Form S-11 (the “Registration Statement”). The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in Amendment No. 2. For the convenience of the Staff, we are supplementally providing a marked copy of the Registration Statement, marked to show changes from Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

DUANE MORRIS LLP
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

Statement Regarding Industry and Market Data, page iii

1.             We note your response to our prior comment 1.  Please tell us if the data obtained from Real Capital Analytics was prepared for Rosen for a fee, was generally available to industry participants for a fee, or was available by some other means.  A consent is required if the data was commissioned for your use since the prospectus makes reference to, and attributes statements to, Real Capital Analytics.  See Securities Act Rule 436.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that the data obtained from Real Capital Analytics by Rosen for a fee, is data that is generally available to industry participants for a fee.  Such data was not prepared by Real Capital Analytics pursuant to a specific commission relating to this offering, but rather, it is the Company’s understanding that, the data was prepared by Real Capital Analytics in connection with its general business of aggregating and analyzing data with respect to the commercial real estate investment market place.  It is our understanding that this data, as well as other data prepared by Real Capital Analytics, is generally available for purchase from Real Capital Analytics.  A consent by Rosen Consulting Group is being filed with the Registration Statement as Exhibit 23.5.

Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016, page 78

2.             We note your response to our prior comment 9 and your newly added adjustment (EE).  Please tell us how you determined this adjustment has a continuing impact.  Reference is made to Article 11 of Regulation S-X.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that the Company considered Regulation S-X Article 11 (Reg. § 210.11-02(b)(5)) which provides that, “the pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.”

The Company believes the effect of the Common Share Restructuring Transaction will be recognized within 12 months of the Common Share Restructuring Transaction, but the Company does not believe the Common Share Restructuring Transaction will have a continuing effect on its operations. Accordingly, the Company revised its unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and footnote (EE) to remove the nonrecurring share-based compensation expense and to disclose the exclusion from the pro forma consolidated statement of operations for nonrecurring share-based compensation expense related to the Common Share Restructuring Transaction that will be included in the Company’s operations within the 12 months following such transaction.

3.             We note your response to our prior comment 9, your newly added adjustment (EE), and your revisions to your filing on page 90.  Please clarify for us how you determined that the amount recognized as compensation expense for the modification should include the amount of the unrecognized balance of the original share-based award.  Please refer to ASC 718-20-35.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that as noted in our previous comment response letter to the Staff dated May 2, 2017 (the “May 2, 2017 Response Letter”), “with respect to the Employees’ Existing Common Shares (as defined in the May 2, 2017 Response Letter as the currently outstanding common shares), the Company considered the guidance in ASC 718-20-35-3, which states that the modification of the terms and or conditions of an equity award shall be treated as an exchange of the original award for a new award. To the extent the Employees’ Existing Common Shares are restructured as non-participating common shares, compensation expense will be recognized based on the incremental value, if any, at the date of the Common Share Restructuring Transaction plus the unrecognized balance of the original share-based award of the Employees’ Existing Common Shares.”

The unrecognized balance of the original share-based awards relate to the unvested awards. As reflected in the Registration Statement, upon the consummation of the Common Share Restructuring Transaction, the time and performance based vesting terms with respect to all outstanding restricted common shares and options to purchase common shares will terminate, and all such shares and options shall no longer remain subject to vesting. The Company applied guidance in ASU 718-20 paragraphs 35-3, 35-4, and 55-98 to 55-101 that presents example 12, “Case C: Modification of Nonvested Share Options” wherein the remaining balance of unrecognized balance of unrecognized compensation cost is included in compensation expense.

4.             We note your adjustment for $5,317,000.  Please revise the notation next to this amount from (GG) to (HH).

Response:

The Company notes the Staff’s comment and because of additional disclosures, has revised notation (GG) to (II).

5.             We note your response to our prior comment 11 and your revisions to your adjustment (HH).  Please revise your numerator to exclude amounts attributable to noncontrolling interests in consolidated subsidiaries.  Also, please revise to adjust your numerator for diluted earnings per share to add back amounts attributable to exchangeable OP units.

Response:

The Company notes the Staff’s comment and has revised the numerator in notation (II) (formerly, (HH)) to exclude amounts attributable to noncontrolling interests in consolidated subsidiaries and adjusted the numerator in notation (II) (formerly, (HH)) for diluted earnings per share to add back amounts attributable to exchangeable OP units.

Results of Operations, page 91

6.             We note your response to prior comment 15.  Please revise, to the extent material, to discuss tenant improvement costs and leasing commissions paid for by the company in connection with new leases and renewals.  Alternatively, please confirm if tenant improvement costs and leasing commissions paid by the company were nominal.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that all of the Company’s acquired businesses since the Company’s inception have included existing lease agreements of such acquired businesses, and as a result, the Company did not have to pay for leasing costs and tenant improvements typically associated with the purchase of vacant properties. Since the Company’s inception, excluding avoided leasing costs and tenant improvements recognized in connection with the purchase price allocations for acquired businesses, the Company has not paid leasing commissions or tenant improvements in connection with any new lease procurement or lease renewal because all of its original lessees continue to occupy the Company’s properties under the original acquired lease agreements. The Company paid $138,587 for improvements made on its rental properties not related to lease procurement or lease renewal. The Company considers such amount nominal to its total assets. As such, the Company has not provided for additional disclosures on this matter in its financial statements.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 692-1003 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nanette C. Heide

Nanette C. Heide

cc: William P. Dioguardi, CEO, Four Springs Capital Trust

Richard A. Silfen, Partner, Duane Morris LLP

J. Gerard Cummins, Partner, Sidley Austin LLP

Bartholomew A. Sheehan, III, Partner, Sidley Austin LLP